UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on February 29, 2012, reporting the results for the three months and the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: February 29, 2012	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

2011 Was a Record Year for Top Image Systems: EPS Up 76%;
Operating Income Up 87%; Revenue Up 32%

EPS of $0.30, Non-GAAP Operating Income of $3.6 Million and Revenues of $28.7 Million for Full Year 2011; Company Ends Year Debt-Free; Conference Call at 10am ET to Discuss Results

Tel Aviv, Israel – February 29, 2012 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA), a leading ECM (Enterprise Content Management) intelligent content capture and delivery solutions provider, today announced its financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter Year-over-Year Highlights include:

•	Revenue increased 25% to $7.3 million, compared to $5.8 million in the fourth quarter of 2010;
•	Non-GAAP net income increased 91% to $0.7 million compared to $0.4 million for fourth quarter of 2010;
•	EPS of $0.06 per diluted share, compared to $0.03 per diluted share in fourth quarter of 2010;
•	Non-GAAP operating income increased 65% to $0.8 million, compared to $0.5 million in fourth quarter of 2010;
•	12th consecutive quarter of positive operating income.

Full Year 2011 Highlights include:

•	Full year revenue increased 32% to $28.7 million, compared to $21.8 million in 2010;
•	Non-GAAP net income increased 82% to $3.4 million, compared to $1.8 million in 2010;
•	EPS of $0.30 per diluted share compared to $0.17 per diluted share in 2010;
•	Non-GAAP operating income increased 87% to $3.6 million, compared to $1.9 million;
•	Top Image completed the year with $2.1 million in cash and no debt.

Commenting on the fourth quarter results, Dr. Ido Schechter, CEO of Top Image Systems (TISA), summarized, “2011 was a year of exceptional performance for Top Image Systems. Our revenues grew by close to one-third; we nearly doubled operating income, and repaid all outstanding debt.  In addition, during 2011 we enhanced our eFLOW™ Banking Platform, deepened market penetration of the eFLOW Banking Platform and Digital Mailroom (DMR) solutions, launched a business partner channel program, diversified our revenues by winning contracts in non-core growth areas and grew our base of contracted, recurring revenue.”

Dr. Schechter continued, “Looking ahead to 2012, we will continue to execute our long-term growth strategy by focusing on our Digital Mailroom and Banking Platform solutions as well as on our strong global partnerships. For 2012, TISA expects growth of between 17% and 23%, revenues of between $33.5 million and $35.3 million, and Non-GAAP operating income in the range of $4.3 to $4.6 million.”

Fourth Quarter 2011 Results

Revenues for the fourth quarter of 2011 were $7.3 million, compared to $5.8 million for the fourth quarter of 2010; an increase of 25%. Net income on a GAAP basis was $0.5 million for the fourth quarter of 2011, compared to a loss of $0.9 million for the fourth quarter of 2010.  EPS is $0.04 per diluted share for the fourth quarter of 2011 compared to a loss of $0.09 per diluted share for the fourth quarter of 2010.  GAAP operating income was $0.6 million for the fourth quarter of 2011, compared to $0.3 million for the fourth quarter of 2010.

Non-GAAP net income for the fourth quarter of 2011 totaled $0.7 million, compared to non-GAAP net income of $0.4 million for the fourth quarter of 2010. EPS is $0.06 per diluted share for the fourth quarter of 2011, compared to $0.03 per diluted share for the fourth quarter of 2010, a 91% increase.  Non-GAAP operating income was $0.8 million for the three months ended December 31, 2011, compared to $0.5 million in the same period last year; a 65% increase.

Year-End 2011 Results

Revenues for 2011 were $28.7 million compared to $21.8 million in 2010; a 32% increase.

TISA had a net income on a GAAP basis of $2.4 million for the year ended December 31, 2011, compared to a loss of $0.5 million for the year ended December 31, 2010. EPS is $0.21 per diluted share for the year ended December 31, 2011, compared to a loss of $0.05 for the year ended December 31, 2010. GAAP operating income was $3.4 million for the year ended December 31, 2011, compared to $1.8 million for the year ended December 31, 2010; a 92% increase.

Non-GAAP net income for the year ended December 31, 2011 totaled $3.4 million compared to non-GAAP net income of $1.8 million for the year ended December 31, 2010.  EPS is $0.30 per diluted share for the year ended December 31, 2011 compared to $0.17 per diluted share for the year ended December 31, 2010, an 82% increase. Non-GAAP operating income was $3.6 million for the year ended December 31, 2011, compared to $1.9 million for the year ended December 31, 2010; an 87% increase.

Conference Call

The Company will be holding a conference call today, Wednesday, February 29th at 10:00 am ET (7:00 am Pacific Time, 5:00 pm Israel Time) to review the fourth quarter 2011 results.

Mr. Izhak Nakar, Active Chairman of TISA, and Ms. Gili Shalita, CFO will be on-line to discuss these results and to take part in a Question and Answer session.

US Dial-in Number: 1-866-860-9642

ISRAEL Dial-in Number: 03-9180644

INTERNATIONAL Dial-in Number: +972 3 9180644

The conference call is scheduled to begin at:

10:00 am Eastern Time
7:00 am Pacific Time
5:00 pm Israel Time

For those unable to attend the live call, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com.

Non-GAAP Financial Measures

Non-GAAP financial measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP and Non-GAAP Results”.  The release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which excludes the effect of amortization expenses and non cash stock-based compensation expenses), and Non-GAAP Net Income (which excludes the effect of amortization expenses, non-cash stock-based compensation expenses and changes in fair value of convertible debentures).

The presentation of these non-GAAP financial measures should be considered as an addition to TISA's GAAP results provided in the attached financial statements for the fourth quarter and the fiscal year ended December 31, 2011, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Attached is a table which reconciles each non-GAAP financial measure to its most directly comparable GAAP financial measure. TISA's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding the effect of certain charges, gains that may not be indicative of TISA's core business operating results. TISA management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TISA's performance. These non-GAAP financial measures also facilitate comparisons to TISA's historical performance and its competitors' operating results. TISA includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems(™) (TIS(™)) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

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Tables to Follow

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2011	2010
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$2,090	$1,763
Restricted cash	20	241
Trade receivables and Unbilled receivables, net	4,631	4,701
Other receivables and prepaid expenses	637	539

Total current assets	7,378	7,244

Long term assets:
Severance pay funds	1,299	1,228
Restricted cash	499	41
Long-term deposits and long-term assets	84	138
Property and equipment, net	485	448
Intangible assets, net	11	55
Goodwill	5,842	5,870

Total long-term assets	8,220	7,780

Total assets	$15,598	$15,024

Liabilities and Shareholders' Equity

Current liabilities:
Current maturity of convertible debentures	-	$1,521
Trade payables	351	310
Deferred revenues	2,084	1,659
Accrued expenses and other accounts payable	2,480	1,992

Total current liabilities	4,915	5,482

Long-term liabilities:
Convertible debentures	-	3,804
Accrued severance pay	1,543	1,446

Total long-term liabilities	1,543	5,250

Total liabilities	6,458	10,732

Shareholders' equity	9,140	4,292

Total liabilities and shareholders' equity	$15,598	$15,024

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	In thousands, except per share data
	Unaudited

Revenues	$7,295	$5,828	$28,673	$21,761

Cost of revenues	2,851	2,101	11,184	8,349

Gross profit	4,444	3,727	17,489	13,412

Expenses

Research and development costs	468	421	1,976	1,646
Selling and marketing	2,241	1,694	7,748	6,160
General and administrative	1,154	1,274	4,383	3,845

	3,863	3,389	14,107	11,651

Operating income	581	338	3,382	1,761

Financing income (expenses), net	17	(1,184)	(911)	(2,190)

Income (loss) before taxes on income	598	(846)	2,471	(429)

Taxes on Income	(122)	(19)	(125)	(24)

Other income (expenses), net	4	-	4	(6)

Net income (loss) for the period	$480	$(865)	$2,350	$(459)

Earnings per Share

Basic earning (loss) per share	$0.04	$(0.09)	$0.23	$(0.05)

Weighted average number of shares used in computation of basic net income per share	10,858	9,401	10,207	9,390

Diluted earning (loss) per share	$0.04	$(0.09)	$0.21	$(0.05)

Weighted average number of shares used in computation of diluted net earnings per share	11,165	9,401	11,115	9,390

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	In thousands, except per share data

GAAP operating income	$581	$338	$3,382	$1,761
Stock-based compensation expenses	214	141	214	141
Amortization of intangible assets related to acquisition	12	11	46	44
Non- GAAP operating income	$807	$490	$3,642	$1,946

Net income (loss) for the period	$480	$(865)	$2,350	$(459)
Stock-based compensation expenses	214	141	214	141
Amortization of intangible assets related to acquisition	12	11	46	44
Change In Fair Value of Convertible Debentures	-	1,082	745	2,119
Non-GAAP net income	$706	$369	$3,355	$1,845

Non-GAAP net income used for basic earnings per share	706	369	3,355	1,845
Interest expenses on convertible debentures used as diluted adjustment	-	-	4	70

Non-GAAP net income used for diluted earnings per share	$706	$369	$3,359	$1,915

Shares used in diluted earnings per share calculation	11,165	11,040	11,115	11,111
Non-GAAP diluted earnings per share	$0.06	$0.03	$0.30	$0.17